Exhibit 3

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
               IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

          Please mark your vote as in this example    ☒

	FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1: ELECTION OF DIRECTORS	☐	☐	☐

PROPOSAL NO. 2: APPOINTING INDEPENDENT PUBLIC ACCOUNTANTS	☐	☐	☐

PROPOSAL NO. 3: APPROVING GRANT OF BONUS TO CHIEF EXECUTIVE OFFICER	☐	☐	☐

PROPOSAL NO. 4: APPROVING GRANT OF BONUS TO ACTIVE CHAIRMAN OF THE BOARD	☐	☐	☐

 The undersigned hereby acknowledges receipt of the Notice of the Annual and Extraordinary General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

(NAME OF SHAREHOLDER)	(SIGNATURE OF SHAREHOLDER)	(DATE)

SILICOM LTD.

Annual and Extraordinary General Meeting of Shareholders to be held on April 13, 2011

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Silicom Ltd. (the “Company”) hereby appoints Mr. Eran Gilad, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual and Extraordinary General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 8 Hanager Street, Kfar Sava 44000, Israel on April 13, 2011, at 12:00 noon, (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)